SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer))

Vicor Corporation (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 per share par value

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities)

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, MA 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, MA 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$1,364

*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that 2,000,000 outstanding shares of common stock, par value $0.01, are being purchased at the maximum possible tender offer price of $5.00 per share.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,364	Filing Party: Vicor Corporation
Form of Registration No.: Schedule TO	Date Filed: March 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO first filed by Vicor Corporation, a Delaware corporation (“Vicor”), on March 21, 2013. The Schedule TO relates to the tender offer by Vicor to purchase up to 2,500,000 shares of its common stock, $0.01 per share par value (the “Common Shares”), or such fewer number of Common Shares as are properly tendered and not properly withdrawn, at a price not greater than $5.00 nor less than $4.00 per Common Share, net to the seller in cash, without interest, as specified by stockholders tendering their Common Shares. Vicor’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2013, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. The purpose of this Amendment No. 1 is to reduce the number of Common Shares reported as accepted in Vicor’s prior tender offer that expired on March 1, 2013, and to increase the number of Common Shares reported as outstanding as of March 7, 2013, to properly reflect 100,482 Common Shares that were initially tendered by a notice of guaranteed delivery but for which share certificates were not timely delivered, and to revise information regarding the number and percentage of shares beneficially owned by Vicor’s directors and executive officers.

All information in the offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 2.	Subject Company Information.

Section (b) of Item 2 of the Schedule TO is hereby amended and restated in its entirety as follows:

(b) The subject securities are common stock, par value $0.01 per share of the Company. As of March 7, 2013, there were 28,112,264 Common Shares issued and outstanding.

Amendments to Offer to Purchase and Items 4, 5, 6, 8 and 11 of the Schedule TO.

The Offer to Purchase and Items 4, 5, 6, 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1.	The first sentence of the third-to-last paragraph under “Introduction” in the Offer to Purchase (on page 11) is hereby amended and restated in its entirety as follows:

As of March 7, 2013, there were 28,112,264 Common Shares issued and outstanding.

2.	Items 6 and 11 of the Schedule TO are amended by replacing the fifth paragraph under “Section 2–Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase (on page 14) with the following text:

On March 7, 2013, Vicor announced the final results of its earlier tender offer, which commenced on November 26, 2012, and expired on March 1, 2013, by which the Company had offered to repurchase Common Shares, at a price no greater than $5.38 per share and no less than $4.30 per share, valued in aggregate up to $20 million. The Company accepted for purchase 1,931,513 of its Common Shares at a price of $5.38 per share for a total cost of approximately $10.4 million, excluding fees and expenses relating to the tender offer. The Common Shares purchased pursuant to the earlier tender offer represented approximately 6.4% of the 30,043,777 Common Shares issued and outstanding as of March 6, 2013.

3.	Items 6 and 11 of the Schedule TO are amended by replacing the first sentence of the eighth paragraph under “Section 2–Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase (on page 15) with the following text:

Dr. Vinciarelli owned, as of March 20, 2013, 9,675,480 Common Shares, representing approximately 34% of our Common Shares outstanding.

4.	Items 4, 5, 6, 8 and 11 of the Schedule TO are amended by replacing the first sentence of the first paragraph under “Section 11–Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares” in the Offer to Purchase (on page 27) with the following text:

As of March 7, 2013, we had 28,112,264 issued and outstanding Common Shares.

5.	Items 4, 5, 6, 8 and 11 of the Schedule TO are amended by replacing the second paragraph under “Section 11–Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares” in the Offer to Purchase (on page 27) with the following text:

Interests of Members of Our Board of Directors and Executive Officers. As of March 7, 2013, members of our Board of Directors and our executive officers as a group (14 persons) beneficially owned an aggregate of 22,147,403 Common Shares and shares of Class B Common Stock, representing 55.3% of the total number of outstanding Common Shares and shares of Class B Common Stock as determined in accordance with Exchange Act Rule 13d-3. Dr. Vinciarelli owned, as of March 7, 2013, 9,675,480 Common Shares, representing approximately 34.2% of our Common Shares outstanding. Dr. Vinciarelli also owned, as of March 7, 2013, 11,023,648 shares of our Class B Common Stock, representing 93.7% of such shares issued and outstanding.

6.	Items 4, 5, 6, 8 and 11 of the Schedule TO are amended by replacing by replacing “34.5%” with “34.2%” and replacing “5.2%” with “5.5%” under the column titled “Percent of Common Stock Beneficially Owned” in the first table under “Section 11–Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares” in the Offer to Purchase (on page 27).

7.	Items 4, 5, 6, 8 and 11 of the Schedule TO are amended by replacing the second footnote to the first table under “Section 11–Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares” in the Offer to Purchase (on page 28) with the following text:

Includes shares issuable upon the exercise of options to purchase Common Stock of the Corporation that are exercisable or will become exercisable within 60 days after March 7, 2013 in the following amounts:

Name of Beneficial Owner	Shares
Estia J. Eichten	5,873

8.	Items 4, 5, 6, 8 and 11 of the Schedule TO are amended by replacing the second table under “Section 11–Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares” in the Offer to Purchase (on page 28) with the following table:

(ii) Ownership of Directors and Executive Officers

Name of Beneficial Owner (1)	Total Number of Shares Beneficially Owned (2) (3)		Percent of Common Stock Beneficially Owned	Percent of Class B Common Stock Beneficially Owned	Percent of Voting Power
Patrizio Vinciarelli	20,699,128		34.2%	93.7%	82.2%
Estia J. Eichten	1,177,597	(4)	1.7%	5.9%	5.1%
David T. Riddiford	102,845	(5)	*	*	*
James A. Simms	35,873		*	*	*
Samuel J. Anderson	21,744		*	*	*
Barry Kelleher	20,130		*	*	*
Jason L. Carlson	17,873		*	*	*
Liam K. Griffin	14,873		*	*	*
Richard E. Zengilowski	10,560		*	*	*
Claudio Tuozzolo	5,873		*	*	*
All Directors and executive officers as a group (14 persons)	22,147,403		36.7%	99.6%	87.3%

9.	Items 4, 5, 6, 8 and 11 of the Schedule TO are amended by replacing the second footnote (and accompanying table) to the second table under “Section 11–Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning Common Shares” in the Offer to Purchase (on page 29) with the following text and table:

Reflects ownership of Common Shares and Class B Common Stock, as well as shares issuable upon the exercise of options to purchase Common Stock of the Corporation that are exercisable or will become exercisable within 60 days after March 7, 2013, in the following amounts:

Name of Beneficial Owner	Shares
James A. Simms	35,873
Jason L. Carlson	17,873
Barry Kelleher	17,873
Liam K. Griffin	14,873
Richard E. Zengilowski	10,000
Samuel J. Anderson	5,873
Estia J. Eichten	5,873
David T. Riddiford	5,873
Claudio Tuozzolo	5,873

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name: Title:	Patrizio Vinciarelli Chairman of the Board, President and Chief Executive Officer

Date:	April 12, 2013